January 8, 2009

Via EDGAR and Federal Express

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549

Re:	NutraCea
Form 10-K for Fiscal Year Ended December 31, 2008
Filed October 20, 2009
Response Letter Dated October 16, 2009
File No. 0-32565

Dear Mr. Schwall:

On behalf of NutraCea, a California corporation (“NutraCea” or “Company”), we are responding to the comments in the letter from you dated December 16, 2009 relating to NutraCea’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“10-K”).  The responses below were provided by NutraCea, and have been numbered to correspond with the comments in the December 16, 2009 letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures

Management Report on Internal Control over Financial Reporting, page 73

1.
Please amend your filing to include management’s assessment of the effectiveness of your internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not internal control over financial reporting is effective pursuant to Regulation S-K, Item 308(a)(3).

Securities and Exchange Commission
Division of Corporate Finance
January 8, 2009

Response to Comment 1:

In Item 9A of the 10-K, NutraCea disclosed all information required to be disclosed other than an explicit statement that management concluded that the Company’s internal control over financial reporting (“Internal Controls”) was ineffective as of December 31, 2008.  In light of all the disclosure contained in the 10-K, NutraCea believes that the 10-K clearly and unambiguously informs the reader that NutraCea’s Internal Controls were ineffective as of December 31, 2008.

The 10-K restates previously disclosed financial information for 2006, 2007 and the first three quarters of 2008.  Given that the Company explicitly states (in Item 9A of the 10-K) that management had not identified any material changes to the Internal Controls in the fourth quarter of 2008, the ineffective Internal Controls that led to the restatement could not have been remedied as of December 31, 2008. NutraCea believes that the existence of the restatement, the Company’s intensive disclosure about the restatement in the 10-K and the disclosed fact that no material changes were made to the Internal Controls in the fourth quarter of 2008 clearly inform the reader that the Internal Controls were ineffective as of December 31, 2008.

The 10-K discloses in Item 9A that management identified numerous material weaknesses in the Internal Controls as of December 31, 2008.  In addition, the 10-K discloses material weaknesses in the Internal Controls when describing the restatement, in the risk factors, in Item 9A, in the attestation report of NutraCea’s auditors and in the financial statements.  Because management acknowledges the material weaknesses as of December 31, 2008 and because these material weaknesses are repeatedly discussed in the 10-K, the Company believes the 10-K as a whole substantively included the required disclosure.

NutraCea believes that filing an amendment to the 10-K to include the exact wording of the required disclosure would confuse NutraCea’s shareholders.  To include this disclosure in the 10-K, NutraCea would need to file the entire 10-K.  However, the 10-K already contains a long and detailed explanatory note about the restatement.  Because of the overall length of the 10-K and the existing explanatory note, we do not believe NutraCea’s shareholders would readily view and understand a second explanatory note that explains the only reason the amendment was being filed was to add one line of disclosure.  Accordingly, NutraCea believes that NutraCea’s shareholders could more easily access and understand the disclosure if NutraCea were to disclose management’s conclusion about the effectiveness of the Internal Controls as of December 31, 2008 in the Current Reports on Form 10-Q that NutraCea will file for the first three quarters of 2009 (“10-Qs”).

Securities and Exchange Commission
Division of Corporate Finance
January 8, 2009

NutraCea proposes to include the disclosure provided for in Item 308(a) of Regulation S-K in each of the 10-Qs, which disclosure would include, among other things, management’s determination that the Internal Controls were ineffective as of December 31, 2008 and disclosure about the material weaknesses in the Internal Controls as of December 31, 2008.  As the 10-Qs will be much shorter in length than the amended 10-K and the proposed disclosure will be unique disclosure to a Form 10-Q that will “stand out”, we believe the shareholders will identify the disclosure more easily in the 10-Qs than if it were inserted in an amendment to the 10-K that simply added one new sentence.  In addition, because NutraCea will file the 10-Qs in the near future, dissemination of this disclosure will occur soon.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-22

2.
Revise your disclosure to include your revenue recognition accounting policy for sales made to resellers and distributors. In addition, you should also revise your revenue recognition critical accounting policy disclosure in your MD&A to discuss the estimates and judgments that you make when evaluating whether the fixed or determinable fee and collectability criteria are met with sales made to your resellers and distributors.

Response to Comment 2:

Revenue from resellers and distributors in 2008 represented approximately $ 4.7 million and primarily was derived from two customers; an infomercial business and a distributor of Vital Living products.  We will include the following disclosure for sales to resellers and distributors in future quarterly and annual fillings:

“The Company also sells certain products such as infant cereal through a network of resellers and distributors.  Revenue is recognized from these customers when the following criteria’s have been met: 1) persuasive evidence of an arrangement exists, 2) delivery has occurred; 3) the selling price is fixed and determinable; and 4) collectability is reasonably assured. If collectability is not reasonably assured, then revenue is recognized on a cash basis”.

Securities and Exchange Commission
Division of Corporate Finance
January 8, 2009

Note 12. Acquisition and Joint Ventures

Vital Living, Inc., page F-39

3.
Your disclosure states that you deconsolidated Vital Living, Inc. (“VLI”) on October 1, 2008 as you determined that you no longer had a controlling financial interest in VLI. Based on your disclosure, it appears that your conclusion to deconsolidate VLI was the result of the termination of the of the asset purchase agreement. However, since you consolidated VLI based on variable interests, you should deconsolidate at the point in time that you are no longer the primary beneficiary of the VLI based on the guidance of ASC 810.10.25-39 (FIN 46R, paragraph 15). In this respect, it does not appear that the termination of this agreement was the result of a reconsideration event that changed your obligation to absorb the expected losses and the right to receive expected returns in VLI in a manner that caused you to no longer be the primary beneficiary. Therefore, you should revise your financial statements to reflect the consolidation of VLI until the preferred stock and promissory notes were sold in fiscal year 2009. In addition gain should not have been recognized October 2008, but instead should have been recorded when the preferred stock and promissory notes were sold in fiscal year 2009. If you determine that the impact of this error is not material to your financial statements, please provide an analysis in accordance with SAB 99 supporting your position.

Response to Comment 3:

The Company determined that as of October 1, 2008, it would not enforce the Vital Living (VLI) asset purchase agreement, it would stop all future funding for VLI operations and it would not bear the risk of loss from VLI operations.  The Company determined that as of October 1, 2008 the VLI shareholders became the primary beneficiaries as they would bear the risk of loss.  As a result of the above factors the Company determined that its contractual arrangements had been changed in a manner that eliminated its obligation to absorb the expected losses of the variable interest entity. Accordingly, management concluded that deconsolidation and recognition of net gain of $1.2 million upon deconsolidation of VLI as of December 31, 2008 is appropriate.

Securities and Exchange Commission
Division of Corporate Finance
January 8, 2009

As noted above, management believes it appropriately deconsolidated VLI. However, in response to the Staff’s request we prepared the following Staff Accounting Bulletin SAB 99 Materiality analysis. The impact of deconsolidating VLI as of December, 31, 2008 includes the following: 1) net loss is reduced to $63.4 million or by 1.9%; 2) net loss per share is reduced by $0.01 and 3) accumulated deficit reduced by $1.2 million or 0.9% to $131.9 million.

In addition management assessed the following qualitative factors: 1) the gain recognition has no impact on management’s benefits or compensation; 2) the Company continues to experience a significant level of loss for the year; 3) gain recognition does not effect any compliance with regulatory or covenant requirements; 4) the Company arrived at its accounting position after significant evaluation of potential alternative treatments. Such evaluation was undertaken without bias or regard for the impact of the transaction on current or future financial results; 5) impact of the unadjusted misstatement will only affect 2008 and 2009 due to the sale of the underlying investment in 2009 and 6) there are no other significant unadjusted errors that would require combined assessment with the VLI item.  Net unadjusted errors total $5,000 with no single unadjusted error in excess of $135,000.

Based on the quantitative and qualitative factors considered above, management has concluded that the impact of recording net gain upon deconsolidation of VLI in 2008 is immaterial.

Statement by Management

In connection with responding to your comments, the undersigned acknowledges that:

●	NutraCea is responsible for the adequacy and accuracy of the disclosures in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission
Division of Corporate Finance
January 8, 2009

●	NutraCea may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact us at (602) 522-3000 if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ W. John Short
W. John Short, Chief Executive Officer